Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

						Eleven
						Months
	Twelve Months Ended					Ended
	2017	2016	2015	2014	2013	2015
			(Unaudited) (Recast)
Earnings from Continuing Operations Before Income Taxes	$165,130	$140,435	$155,233	$209,298	$203,658	$116,022

Fixed Charges [1]
Interest expense	30,208	30,091	33,114	33,010	39,637	30,090
Interest included in rental expense	6,085	6,423	6,785	5,936	5,620	6,219

Total Fixed Charges	36,293	36,514	39,899	38,946	45,257	36,309

Earnings [2]	$201,423	$176,949	$195,132	$248,244	$248,915	$152,331

Ratio of earnings available to cover fixed charges	5.5	4.8	4.9	6.4	5.5	4.2

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.
[2]	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.